SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of  July, 2004

SBS Broadcasting S.A.

(Translation or registrant’s name into English)

8-10 rue Mathias Hardt, L-1717 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

SBS BROADCASTING SA

REPORTS SECOND QUARTER 2004 RESULTS

SECOND QUARTER

Net Revenue up by 21%

Station Operating Cash Flow improved by 39%

Adjusted EBITDA improved by 44%

SIX MONTHS

Net Revenue up by 21%

Station Operating Cash Flow improved by 52%

Adjusted EBITDA improved by 62%

LUXEMBOURG, July 27, 2004 – SBS Broadcasting SA (NASDAQ: SBTV; Euronext Amsterdam N.V.: SBS) today reported financial results for the three and six months ended June 30, 2004.

Results, which are attached, are in thousands of euro (except share data) converted from local currencies.  The following report should be read in conjunction with the accompanying financial statements. Financial highlights are as follows:

	Three months ended June 30,			Six months ended June 30,
	2003	2004	% change	2003	2004	% change

Net revenue	€154,932	€187,207	21%	€270,582	€327,881	21%
Station operating cash flow (1)	32,595	45,363	39%	35,178	53,413	52%
Adjusted EBITDA (2)	29,143	41,897	44%	28,627	46,510	62%
Operating income	23,553	34,899	48%	17,302	32,377	87%
Net income	16,226	18,130	12%	7,569	14,224	88%

Net income per common share - basic	€0.57	€0.58		€ € 0.26	€0.46

Weighted average common shares	28,620	31,138		28,616	31,107

Cash provided by operating activities	21,607	15,764		20,778	4,353

Station operating cash flow margin(3)	21.0%	24.2%		13.0%	16.3%
Adjusted EBITDA margin(3)	18.8%	22.4%		10.6%	14.2%

(1)          Station operating cash flow (“STOCF”) is defined as operating income plus corporate expenses, non-cash compensation, depreciation and amortization expenses (see page 11).

(2)          Adjusted EBITDA is defined as operating income plus non-cash compensation, depreciation and amortization expenses (see page 12).

(3)          Station operating cash flow margin is STOCF expressed as a percentage of net revenue, and adjusted EBITDA margin is adjusted EBITDA expressed as a percentage of net revenue.

Commenting on the results, Markus Tellenbach, Chief Executive Officer of SBS, said: “In the second quarter we once again achieved double digit increases in our net revenue and operating income as we continue to execute on our business plan.  Our Television stations continued to outperform their markets, increasing organic revenues by 8% while operating costs increased by less than 1%.  These results reflect our higher viewing shares and tight cost controls.  As a result, adjusted EBITDA was up 62% during the first half of 2004 and we remain on track to meet our earnings targets for the year.

“As we continue to focus on improving the performance of our assets and enhancing our cash flow generation, we will also be considering prudent opportunities to grow our business. We are effectively utilizing our operating infrastructure, established brands and popular content to develop new channels on a cost-efficient basis.  We seek to maintain our positive earnings momentum as we position the Company for long-term growth in an expanding multi-channel universe.  With a strong balance sheet and a commitment to profitability, we are in a strong strategic position to continue to increase the value of SBS for its shareholders.”

Recent Developments

During May and June 2004, we acquired and extinguished €14.5 million of our 12% Senior Notes due 2008 (“Senior Notes”). We recorded a loss of €2.5 million on this extinguishment of debt. In July 2004, we acquired and extinguished an additional €5.0 million of our Senior Notes.

On June 24, we announced the launch of our second television channel in Belgium. The channel, yet to be named, is expected to launch on October 1, 2004, with an approximate reach of 97% of Flemish homes through over-the-air broadcast and cable on a must-carry basis. The new channel will be targeted to females aged 20-49 and its schedule will be programmed to complement VT4, our existing television station in Belgium. The new channel will to a large extent utilize our existing sales, marketing, technical and operating facilities in Flanders.

On July 8, 2004, we acquired a 49.3% minority interest in TV Norge AS for cash consideration of NOK 260 million (€30.8 million) from TV2 AS, increasing our ownership stake in TV Norge AS to 100%.

Overview

We prepare our financial statements in euro and in accordance with accounting principles generally accepted in the US (“US GAAP”).

Our consolidated financial statements for the three and six months ended June 30, 2004 were affected by the sale of our 30.4% equity interest in TVN and TVN7 in Poland in December 2003. They were also affected by the acquisition of the Print operations from Veronica Holding B.V. in September 2003, the acquisition of Radio operations in Norway and Denmark in September 2003, and the merger of our Swedish Radio operations with Bonnier Radio AB in October 2003 (the “2003 Acquired Operations”).

Our consolidated broadcasting operations generate revenue primarily in Norwegian kroner, Swedish kronor, Danish kroner, Hungarian forint and euro, and incur substantial operating expenses in these currencies.  We also incur significant operating expenses for programming in U.S. dollars, which are often hedged, and other currencies.  Balance sheet accounts are translated from foreign currencies into euro at the period-end exchange rates and statement of operations accounts are translated at the average exchange rates for the period.  Any resulting balance sheet translation adjustments are recorded as other comprehensive income (loss) within shareholders’ equity.  Currency translation adjustments relating to our transactions and those of our subsidiaries in currencies other than the functional currency of the entity involved are reflected in the results of operations.

In the discussions of the results for the three and six months ended June 30, 2004 compared to the three and six months ended June 30, 2003, we divide our operations into three segments:

•                  “Television operations”, which include: TVNorge (in Norway), Kanal 5 (in Sweden), TvDanmark and Kanal 5 (in Denmark) and jointly referred to as “our Danish Television operations”; VT4 (in Flemish Belgium), SBS6, NET5 and Veronica (in The Netherlands) and jointly referred to as “our Dutch Television operations”; TV2, MTM-Produktion and Interaktive (in Hungary) and jointly referred to as “our Hungarian Television operations”; and other related operations that are not material.

•                  “Radio operations”, which include: The Voice, Pop FM and, from September 2003, Radio 2 and Nyhedsradioen 24/7 (in Denmark) and jointly referred to as “our Danish Radio operations”; The Voice in Stockholm, Radio City in Gothenburg and Malmoe, 106.7 Rockklassiker and E-FM 107.5 in Stockholm, and, from October 2003, Mix Megapol, Vinyl and Lugna Melodier (in Sweden) and jointly referred to as “our Swedish Radio operations”; from September 2003, Radio 1 and The Voice (in Norway) and jointly referred to as “our Norwegian Radio operations”; KISS FM, Radio City, Radio Sata, Radio Mega, Radio 957, Radio Jyväskylä and Iskelmäradio (in Finland) and jointly referred to as “our Finnish Radio operations”; and Lampsi (in Greece).

•                  “Print operations”, which include the Veronica Magazine and the Satellite Magazine in the Netherlands. We acquired these magazines on September 1, 2003, and accordingly, the results of operations have been reflected in our consolidated financial statements since that date.

Results from TVN and TVN7 in Poland (through December 2, 2003), prima TV in Romania, and ATV in Austria (through December 4, 2003) are not included in the operations referred to above, but are included in equity in income (loss) from unconsolidated subsidiaries. These are subsidiaries in which we hold an interest of less than half of the voting rights or are otherwise unable to exercise control over the operations.

When analyzing results within the different categories of operations for any particular period, the sums of the individual items reported within each category may differ from the total reported for such category. Differences are primarily attributable to corporate charges, eliminations between categories and items attributable to entities that are not separately disclosed but are included within the totals for the different categories.

Operating Expenses as a Percentage of Revenue

	Three months ended June 30,		Six months ended June 30,
	2003	2004	2003	2004

Net revenue	100.0%	100.0%	100.0%	100.0%
Operating expenses:
Station operating expenses	63.8%	59.0%	70.0%	65.4%
Selling, general and administrative expenses	15.2%	16.8%	17.0%	18.3%
Corporate expenses	2.2%	1.9%	2.4%	2.1%
Non-cash compensation	—	0.1%	—	0.3%
Depreciation and Amortization	3.6%	3.6%	4.2%	4.0%

Three months ended June 30, 2004 compared to three months ended June 30, 2003

Net Revenue

Net revenue increased €32.3 million, or 21%, from €154.9 million for the three months ended June 30, 2003 to €187.2 million for the three months ended June 30, 2004.

Our Television operations net revenue increased €11.1 million, or 8%, due to increased net revenue of €5.0 million, or 21%, from our Hungarian Television operations, primarily reflecting an increase in the television advertising market. VT4 had increased net revenue of €2.6 million, or 18%, and our Dutch Television operations had increased net revenue of €1.8 million, or 3%, mainly due to increased viewing shares. Our Danish Television operations had an increase in net revenue of €0.9 million, or 8%, due to an increase in viewing shares and in the television advertising market.  Kanal 5 and TV Norge had marginally decreased net revenue.

Our Radio operations net revenue increased €4.9 million, or 42%, mainly due to revenue at the 2003 Acquired Operations. Despite net revenue from acquired operations, net revenue at our Danish Radio operations decreased €0.6 million, mainly due to a decrease in cable fees of €0.4 million and a decrease in the Danish radio advertising market compared to the three months ended June 30, 2003.

Our Print operations had net revenue of €16.3 million.

Station Operating Expenses

Station operating expenses increased €11.6 million, or 12%, from €98.8 million for the three months ended June 30, 2003 to €110.4 million for the three months ended June 30, 2004, mainly due to expenses at the 2003 Acquired Operations. Station operating expenses expressed as a percentage of net revenue were 63.8% and 59.0% for the three months ended June 30, 2003 and 2004, respectively.

The station operating expenses at our Television operations decreased €0.3 million, or 0.3%, mainly due to decreased programming expenses at TV Norge of €1.8 million, or 16%. This decrease was partly offset by increased programming expenses at our Dutch Television operations of €1.2 million, or 3%.

Our Radio operations had increased station operating expenses of €2.8 million, or 69%, mainly due to expenses at the 2003 Acquired Operations.

Our Print operations had print and distribution expenses of €9.2 million.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased €7.9 million, or 34%, from €23.5 million for the three months ended June 30, 2003 to €31.4 million for the three months ended June 30, 2004, mainly due to expenses at 2003 Acquired Operations. Selling, general and administrative expenses expressed as a percentage of net revenue were 15.2% and 16.8% for the three months ended June 30, 2003 and 2004, respectively. As our Radio operations typically have relatively higher selling, general and administrative expenses compared to our Television and Print operations, the increase in expenses expressed as a percentage of net revenue reflects the higher proportion of expenses related to our Radio operations due to the 2003 Acquired Operations.

Corporate Expenses

Corporate expenses were unchanged at €3.5 million for the three months ended June 30, 2003 and 2004. Corporate expenses expressed as a percentage of net revenue were 2.2% and 1.9% for the three months ended June 30, 2003 and 2004, respectively.

Non-cash Compensation

We did not record non-cash compensation for the three months ended June 30, 2003. In the three months ended June 30, 2004, we recorded non-cash compensation of €0.2 million. The increase primarily relates to the impact of our increasing share price over the past 12 months on options to purchase 466,667 shares of common stock previously granted to certain of our employees. 66,667 of these options remain subject to variable accounting treatment, unlike the rest of our share incentives. Non-cash compensation expressed as a percentage of net revenue was 0.1% for the three months ended June 30, 2004.

Depreciation and Amortization Expenses

Depreciation and amortization expenses increased €1.2 million, or 21%, from €5.6 million for the three months ended June 30, 2003 to €6.8 million for the three months ended June 30, 2004, mainly due to depreciation and amortization expenses associated with our 2003 Acquired Operations. Depreciation and amortization expenses expressed as a percentage of net revenue were 3.6% for each of the three months ended June 30, 2003 and 2004.

Operating Income

Operating income increased €11.3 million, or 48%, from €23.6 million for the three months ended June 30, 2003 to €34.9 million for the three months ended June 30, 2004.

Our Television operations had increased operating income of €11.1 million, or 45%, from €24.7 million for the three months ended June 30, 2003 to €35.8 million for the three months ended June 30, 2004. The improvement was mainly due to increased operating income at our Hungarian Television operations of €3.7 million, at VT4 of €2.6 million and at TV Norge of €2.0 million.

Our Radio operations had operating losses of €0.5 million for the three months ended June 30, 2004 compared to operating income of €2.3 million for the three months ended June 30, 2003, mainly due to operating losses at the 2003 Acquired Operations and the decrease in net revenue at our Danish Radio operations.

Our Print operations had operating income of €3.2 million.

Equity in Income (Loss) from Unconsolidated Subsidiaries

Equity in income (loss) from unconsolidated subsidiaries decreased €2.5 million from an income of €1.8 million for the three months ended June 30, 2003 to a loss of €0.7 million for the three months ended June 30, 2004, primarily related to our investment in prima TV. The decrease was mainly attributable to the absence in 2004 of an income of €2.3 million related to our investment in TVN and TVN7 in Poland, which was sold in December 2003.

Net Interest Expense

Net interest expense decreased €0.7 million, or 11%, from €5.9 million for the three months ended June 30, 2003 to €5.3 million for the three months ended June 30, 2004. The decrease was mainly due to reduced interest expense of €0.8 million as a result of our redemption of the 7% Convertible Subordinated Notes in December 2003 and increased interest income in 2004. This was partly offset by a €1.2 million non-cash loss on an interest rate swap related to our Senior Notes.

Foreign Exchange Gain (Loss)

Foreign exchange gain (loss) decreased €2.4 million from a gain of €2.3 million for the three months ended June 30, 2003 to a loss of €0.1 million for the three months ended June 30, 2004. The decrease in foreign exchange gain is mainly due to the absence of gains on our 7% Convertible Subordinated Notes, which we redeemed in December 2003.

Investment Gain (Loss)

In the three months ended June 30, 2003, we recorded a net loss of €0.3 million primarily related to a loss of €0.7 million on the sale of our equity interest in Lions Gate Entertainment Corp. We retained 1.7 million warrants that are exercisable into common shares of Lions Gate Entertainment Corp. until December 31, 2004 at an exercise price of $5 per share. In the three months ended June 30, 2004, we recorded a gain of €2.8 million reflecting an increase in the fair value of these warrants.

Gain (Loss) on Extinguishment of Debt

In the three months ended June 30, 2004, we recorded a loss of €2.5 million realized on the extinguishment of €14.5 million principal amount of our Senior Notes.  We recorded no gain (loss) on extinguishment of debt for the three months ended June 30, 2003.

Other Expenses, Net

Other expenses, net, increased €0.5 million, from €0.3 million for the three months ended June 30, 2003 to €0.8 million for the three months ended June 30, 2004.

Income Taxes

Income taxes increased €4.7 million, from €2.1 million for the three months ended June 30, 2003 to €6.8 million for the three months ended June 30, 2004, mainly due to increased income before tax at our Dutch Television and Print operations and at VT4 in Belgium.

Net Income

As a result of the foregoing, our net income increased €1.9 million from €16.2 million for the three months ended June 30, 2003 to €18.1 million for the three months ended June 30, 2004.

Six months ended June 30, 2004 compared to six months ended June 30, 2003

Net Revenue

Net revenue increased €57.3 million, or 21%, from €270.6 million for the six months ended June 30, 2003 to €327.9 million for the six months ended June 30, 2004.

Our Television operations net revenue increased €18.4 million, or 7%, due to increased net revenue of €6.4 million, or 16%, from our Hungarian Television operations, primarily reflecting an increase in the television advertising market. VT4 had increased net revenue of €5.6 million, or 22%, and our Dutch Television operations had increased net revenue of €4.1 million, or 4%, mainly due to increased viewing shares. Our Danish Television operations had an increase in net revenue of €1.0 million, or 5%, primarily due to an increase in the television advertising market.  Kanal 5 had increased net revenue of €0.8 million, or 2%. TV Norge had decreased net revenue of €0.9 million, or 3%, mainly due to a weakening of the Norwegian kroner against the euro of 9%.

Our Radio operations net revenue increased €8.0 million, or 40%, mainly due to revenue at the 2003 Acquired Operations. Despite net revenue from acquired operations, net revenue at our Danish Radio operations decreased €0.9 million, mainly due to a decrease in cable fees of €0.8 million and a decrease in the Danish radio advertising market compared to the six months ended June 30, 2003.

Our Print operations had net revenue of €30.9 million.

Station Operating Expenses

Station operating expenses increased €25.3 million, or 13%, from €189.3 million for the six months ended June 30, 2003 to €214.6 million for the six months ended June 30, 2004, mainly due to expenses at the 2003 Acquired Operations. Station operating expenses expressed as a percentage of net revenue were 70.0% and 65.4% for the six months ended June 30, 2003 and 2004, respectively.

The station operating expenses at our Television operations increased €1.7 million, or 1.0%, mainly due to increased programming expenses of €3.0 million, or 4%, at our Dutch Television operations, and €1.3 million, or 8%, at our Danish Television operations following the re-launch of the stations in April 2004. Such increases were partly offset by reduced programming expenses of €2.1 million, or 11%, at TV Norge and of €1.0 million, or 4%, at our Hungarian Television operations.

Our Radio operations had increased station operating expenses of €5.6 million, or 73%, mainly due to expenses at the 2003 Acquired Operations.

Our Print operations had print and distribution expenses of €17.9 million.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased €13.8 million, or 30%, from €46.1 million for the six months ended June 30, 2003 to €59.9 million for the six months ended June 30, 2004, mainly due to expenses at the 2003 Acquired Operations. Selling, general and administrative expenses expressed as a percentage of net revenue were 17.0% and 18.3% for the six months ended June 30, 2003 and 2004, respectively. As our Radio operations typically have relatively higher selling, general and administrative expenses compared to our Television and Print operations, the increase in expenses expressed as a percentage of net revenue reflects the higher proportion of expenses related to our Radio operations due to the 2003 Acquired Operations.

Corporate Expenses

Corporate expenses increased €0.3 million, or 5%, from €6.6 million for the six months ended June 30, 2003 to €6.9 million for the six months ended June 30, 2004, mainly due to an increase in corporate headcount. Corporate expenses expressed as a percentage of net revenue were 2.4% and 2.1% for the six months ended June 30, 2003 and 2004, respectively.

Non-cash Compensation

We recorded no non-cash compensation for the six months ended June 30, 2003. In the six months ended June 30, 2004 we recorded non-cash compensation of €1.0 million. The increase primarily relates to the impact of our increasing share price over the last 12 months on options to purchase 466,667 shares of common stock previously granted to certain of our employees. 66,667 of these options remain subject to variable accounting treatment, unlike the rest of our share incentives. Non-cash compensation expressed as a percentage of net revenue was 0.3% for the six months ended June 30, 2004.

Depreciation and Amortization Expenses

Depreciation and amortization expenses increased €1.8 million, or 16%, from €11.3 million for the six months ended June 30, 2003 to €13.1 million for the six months ended June 30, 2004, mainly due to depreciation and amortization expenses associated with our 2003 Acquired Operations. Depreciation and amortization expenses expressed as a percentage of net revenue were 4.2% and 4.0% for the six months ended June 30, 2003 and 2004, respectively.

Operating Income

Operating income increased €15.1 million, or 87%, from €17.3 million for the six months ended June 30, 2003 to €32.4 million for the six months ended June 30, 2004.

Our Television operations had increased operating income of €16.8 million, or 79%, from €21.4 million for the six months ended June 30, 2003 to €38.2 million for the six months ended June 30, 2004. The improvement was mainly due to increased operating income at our Hungarian Television operations of €6.1 million, at VT4 of €4.8 million and at TV Norge of €1.9 million.

Our Radio operations had operating losses of €3.7 million for the six months ended June 30, 2004 compared to operating income of €2.5 million for the six months ended June 30, 2003, mainly due to operating losses at the 2003 Acquired Operations and the decrease in net revenue at our Danish Radio operations.

Our Print operations had operating income of €5.8 million.

Equity in Income (Loss) from Unconsolidated Subsidiaries

Equity in income (loss) from unconsolidated subsidiaries decreased €3.5 million, from an income of €2.2 million for the six months ended June 30, 2003 to a loss of €1.3 million for the six months ended June 30, 2004, primarily related to our investment in prima TV. The decrease was mainly attributable to the absence in 2004 of an income of €3.0 million related to our investment in TVN and TVN7 in Poland, which was sold in December 2003.

Net Interest Expense

Net interest expense decreased €4.6 million, or 39%, from €11.8 million for the six months ended June 30, 2003 to €7.2 million for the six months ended June 30, 2004. The decrease was mainly due to reduced interest expense as a result of our redemption of the 7% Convertible Subordinated Notes in December 2003.

Foreign Exchange Gain (Loss)

Foreign exchange gain decreased €3.9 million from €4.6 million for the six months ended June 30, 2003 to €0.7 million for the six months ended June 30, 2004. The decrease in foreign exchange gain is mainly due to the absence of gains on our 7% Convertible Subordinated Notes, which we redeemed in December 2003.

Investment Gain (Loss)

In the six months ended June 30, 2003, we recorded investment gains of €0.3 million on the sale of our equity interest in TV Hordaland in Norway and €0.3 million on the sale of our investment in BetandWin.com Interactive Entertainment AG. Such gains were offset by a net loss of €0.7 million on the sale of our equity interest in Lions Gate Entertainment Corp. We retained 1.7 million warrants that are exercisable into common shares of Lions Gate Entertainment Corp. until December 31, 2004 at an exercise price of $5 per share.  In the six months ended June 30, 2004, we recorded a gain of €2.8 million reflecting an increase in the fair value of these warrants.

Gain (Loss) on Extinguishment of Debt

In the six months ended June 30, 2003, we recorded a gain of €0.1 million realized on the extinguishment of $5.0 million principal amount of our 7% Convertible Subordinated Notes. In the six months ended June 30, 2004, we recorded a loss of €2.5 million realized on the extinguishment of €14.5 million principal amount of our Senior Notes.

Other Expenses, Net

Other expenses, net, increased €0.7 million, from €0.7 million for the six months ended June 30, 2003 to €1.4 million for the six months ended June 30, 2004.

Income Taxes

Income taxes increased €4.6 million, from €2.4 million for the six months ended June 30, 2003 to €7.0 million for the six months ended June 30, 2004, mainly due to increased income before tax at our Dutch Television and Print operations and at VT4 in Belgium.

Net Income

As a result of the foregoing, our net income increased €6.6 million from €7.6 million for the six months ended June 30, 2003 to €14.2 million for the six months ended June 30, 2004.

Station Operating Cash Flow

“Station operating cash flow” is defined as operating income plus corporate expenses, non-cash compensation, depreciation and amortization expenses. We believe that station operating cash flow is a metric accepted by the broadcasting industry as a generally recognized measure of performance and is used by analysts who report publicly on the performance of broadcasting companies. Station operating cash flow is not meant to represent funds available for debt service, dividends, reinvestment or other discretionary uses.  Station operating cash flow is not, and should not be used as, an indicator of or an alternative to operating income, net income, or cash flow from operations as reflected in our consolidated financial statements and is not a measure of financial performance under US GAAP.

The following table reconciles operating income to station operating cash flow:

		Three months ended June 30,		Six months ended June 30,
		2003	2004	2003	2004
Operating income		€23,553	€34,899	€17,302	€32,377

Add:	Corporate expenses	3,452	3,466	6,551	6,903
	Non-cash compensation	—	220	—	1,014
	Depreciation	3,687	3,250	7,372	6,383
	Amortization	1,903	3,528	3,953	6,736
Station operating cash flow		€32,595	€45,363	€35,178	€53,413

Station operating cash flow increased €12.8 million from €32.6 million for the three months ended June 30, 2003 to €45.4 million for the three months ended June 30, 2004. The increase was primarily attributable to increased station operating cash flow at our Television operations of €10.3 million, and station operating cash flow at our Print operations of €4.3 million. The increase at our Television operations was mainly attributable to improvements at our Hungarian Television operations of €3.5 million and at VT4 of €2.5 million. Our Radio operations had decreased station operating cash flow of €1.9 million, mainly due to operating losses at the 2003 Acquired Operations and the decrease in net revenue at our Danish Radio operations.

For the six months ended June 30, 2004, station operating cash flow increased €18.2 million compared to the six months ended June 30, 2003. The increase was primarily attributable to increased station operating cash flow at our Television operations of €14.9 million, and station operating cash flow at our Print operations of €7.9 million. The increase at our Television operations was mainly attributable to improvements at our Hungarian Television operations of €5.5 million and at VT4 of €4.7 million. Our Radio operations had decreased station operating cash flow of €4.5 million, mainly due to operating losses at the 2003 Acquired Operations and the decrease in net revenue at our Danish Radio operations.

Disclosure required by the Indenture

	Twelve months ended June 30, 2003	Twelve months ended June 30, 2004
Restricted Group adjusted EBITDA (1) (2)	€61,694	€94,826
Unrestricted Group adjusted EBITDA (1)(2)	(7,160)	(3,892)
Consolidated adjusted EBITDA (1)	€54,534	€90,934

(1)Adjusted EBITDA represents operating income before depreciation and amortization expenses and non-cash compensation. Adjusted EBITDA is not a measurement of operating performance calculated in accordance with US GAAP and should not be considered a substitute for operating income (loss), net income (loss), cash flows from operating activities or other income statement data as determined in accordance with US GAAP, or as a measure of profitability or liquidity, and Adjusted EBITDA does not necessarily indicate whether cash flow will be sufficient or available for cash requirements. Adjusted EBITDA may not be indicative of our historical operating results nor is it meant to be predictive of potential future results. Because not all companies calculate Adjusted EBITDA identically, the presentation of Adjusted EBITDA may not be comparable to similarly titled measures of other companies.

(2)Unrestricted Group Adjusted EBITDA only includes the adjusted EBITDA of our Unrestricted Subsidiaries (as defined in the indenture for our 12% Senior Notes, dated as of June 14, 2001, and as amended July 13, 2001, between SBS Broadcasting S.A. and The Bank of New York, as trustee). Restricted Group Adjusted EBITDA only includes the adjusted EBITDA of our Restricted Subsidiaries (as defined in the indenture) that are consolidated and thus excludes the unconsolidated subsidiary Ameron Srl. (prima TV in Romania).

(3)    The following table reconciles operating income to Adjusted EBITDA:

		Three months ended June 30,		Twelve months ended June 30,
		2003	2004	2003	2004
Operating income		€23,553	€34,899	€30,658	€58,280
Add:	Non-cash compensation	—	220	1,145	5,980
	Depreciation	3,687	3,250	15,458	14,131
	Amortization	1,903	3,528	7,273	12,543
Consolidated Adjusted EBITDA		€29,143	€41,897	€54,534	€90,934

Cash Flow

Cash provided by operations was €4.4 million for the six months ended June 30, 2004, compared to €20.8 million for the six months ended June 30, 2003.  The decrease was primarily due to prepayments for program rights, settlement of program right payables and a marginal increase of our program rights inventory, compared to a decrease in the program rights inventory for the six months ended June 30, 2003. The decrease was also due to timing differences related to settlement of accounts payable and accruals.

Cash used in investing activities was €14.6 million for the six months ended June 30, 2004, compared to €1.1 million for the six months ended June 30, 2003. The increase was mainly due to the absence in 2004 of proceeds from sale of equity investments.

Cash used in financing activities was €16.8 million for the six months ended June 30, 2004, compared to €12.7 million for the six months ended June 30, 2003. The change mainly reflects the acquisition and redemption of €14.5 million of our Senior Notes in the six months ended June 30, 2004 compared to the acquisition and redemption of $5.0 million of the 7% Convertible Subordinated Notes in the six months ended June 30, 2003.

Forward-Looking Statements

Some of the statements in this press release are forward-looking, including, without limitation: the statement that we remain on track to meet our earnings targets for the year; the statement that as we continue to focus on improving the performance of our assets and enhancing our cash flow generation, we will be considering prudent opportunities to grow our business; the statement that we are effectively utilizing our operating infrastructure, established brands and popular content to develop new channels on a cost-efficient basis; the statement that we seek to maintain our positive earnings momentum as we position the Company for long-term growth in an expanding multi-channel universe; the statement that with a strong balance sheet and a commitment to profitability, we are in a strong strategic position to continue to increase the value of SBS for its shareholders; the statement the our new Belgian television channel is expected to launch on October 1, 2004, with an approximate reach of 97% of Flemish homes through over-the-air broadcast and cable on a must-carry basis; the statement that our new Belgian television channel will be targeted to females aged 20-49 and its schedule will be programmed to complement VT4; and the statement that our new Belgian television channel will to a large extent utilize our existing sales, marketing, technical and operating facilities in Flanders.  These forward-looking statements include statements relating to our future performance, competition, trends and anticipated developments in the television and radio broadcasting, and publishing industry. In addition, we may make forward-looking statements in future filings with the Securities and Exchange Commission, and in written material, press releases and oral statements issued by us or on our behalf.  Forward-looking statements include statements regarding our intent, belief or current expectations or those of our officers (including statements preceded by, followed by or that include forward-looking terminology such as “may”, “will”, “should”, “believes”, “expects”, “anticipates”, “estimates”, “continues” or similar expressions or comparable terminology) with respect to various matters.

It is important to note that our actual results in the future could differ materially from those anticipated in these forward-looking statements depending on various important factors.  Some of these factors include: the effects of, and changes in, regulation and government policy; the effects of changes in general economic environment; the effects of changes in the advertising spending growth; the effects of competition; our ability to reduce costs; the timely development and acceptance of our new channels, stations and/or services; the effects of technological changes in broadcasting technology; and, our success at managing the risks that arise from these factors.

All forward-looking statements in this press release are based on information available to us on the date hereof.  We do not undertake to update any forward-looking statements that may be made by us or on our behalf, in this press release or otherwise.

Conference Call

The Company will host a teleconference to discuss its results on Wednesday, July 28, 2004 at 10:00 (New York Time), which is 16:00 (Luxembourg Time). To access the teleconference, please dial +1-973-582-2700 ten minutes prior to the start time. The teleconference will also be available via live web-cast on the Company’s Web site, located at www.sbsbroadcasting.com. If you cannot listen to the teleconference at its scheduled time, there will be a replay available through August 4, 2004 that can be accessed by dialing +1-877-519-4471 (U.S. callers) or +1-973-341-3080 (international callers), pass-code 496-4939. The web-cast will be archived on the Company’s Web site for two weeks.

SBS is a European commercial television and radio broadcasting company with operations in Western and Central Europe. Countries where SBS currently has broadcasting assets include: Belgium (Flanders), Denmark, Finland, Greece, Hungary, The Netherlands, Norway, Romania, and Sweden. In addition, SBS has publishing operations in The Netherlands.

For further information visit: www.sbsbroadcasting.com, or contact:

Investors:	Press:

Michael Smargiassi

Jeff Pryor

Catriona Cockburn

Brainerd Communicators, Inc.

Pryor Associates

Citigate Dewe Rogerson

Tel: +1 212 986 6667

Tel: +1 818 382 2233

Tel: +44 207 282 2924

smarg@braincomm.com

jeff@pryorpr.com

catriona.cockburn@citigatedr.co.uk

SBS BROADCASTING SA

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(in thousands of euro, except share and per share data)

	Three months ended June 30,		Six months ended June 30,
	2003	2004	2003	2004

Net revenue	€154,932	€187,207	€270,582	€327,881

Operating expenses:
Station operating expenses	98,816	110,416	189,289	214,551
Selling, general and administrative expenses	23,521	31,428	46,115	59,917
Corporate expenses	3,452	3,466	6,551	6,903
Non-cash compensation	—	220	—	1,014
Depreciation	3,687	3,250	7,372	6,383
Amortization	1,903	3,528	3,953	6,736
Total operating expenses	131,379	152,308	253,280	295,504

Operating income	23,553	34,899	17,302	32,377

Equity in income (loss) from unconsolidated subsidiaries	1,761	(721)	2,216	(1,297)
Interest income	329	938	468	2,010
Interest expense	(6,241)	(6,196)	(12,285)	(9,165)
Foreign exchange gain (loss)	2,322	(49)	4,662	726
Investment gain (loss)	(344)	2,789	(54)	2,789
Gain (loss) on extinguishments of debt	—	(2,463)	109	(2,463)
Other expense, net	(269)	(825)	(736)	(1,372)

Income before income taxes and minority interest	21,111	28,372	11,682	23,605

Income taxes	(2,092)	(6,782)	(2,390)	(7,033)

Income before minority interest	19,019	21,590	9,292	16,572

Minority interest in income, net	(2,793)	(3,460)	(1,723)	(2,348)

Net income	€16,226	€18,130	€7,569	€14,224

Net income per common share - basic:	€0.57	€0.58	€0.26	€0.46
Net income per common share - diluted:	€0.56	€0.55	€0.26	€0.43

Weighted average common shares - basic	28,620	31,138	28,616	31,107

Weighted average common shares - diluted	30,857	33,693	28,620	33,163

SBS BROADCASTING SA

CONSOLIDATED BALANCE SHEETS

(in thousands of euro)

	December 31, 2003	June 30, 2004
		(unaudited)

ASSETS
Current assets:
Cash and cash equivalents	€245,836	€218,551
Short-term investments	528	3,226
Accounts receivable trade, net of allowance for doubtful accounts of €5,070 (€4,990 in 2003)	95,533	90,553
Accounts receivable, affiliates	1,404	1,764
Restricted cash and cash in escrow	1,853	2,095
Program rights inventory, current	102,880	111,083
Other current assets	18,149	21,646
Total current assets	466,183	448,918

Buildings, improvements, technical and other equipment, net of accumulated depreciation	35,581	35,179
Goodwill	149,480	148,140
Other intangible assets, net of accumulated amortization	73,517	75,150
Program rights inventory, non-current	65,079	58,066
Deferred financing cost, net of accumulated amortization	4,447	3,519
Investments in and advances to unconsolidated subsidiaries	3,791	3,334
Other assets	1,200	1,678
Total assets	€799,278	€773,984

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	€34,537	€30,892
Accrued expenses	65,459	58,673
Program rights payable, current	58,921	51,129
Income taxes payable	4,378	5,883
Current portion of long-term debt	3,328	7,295
Deferred income, current	41,862	39,212
Other current liabilities	20,031	30,983
Total current liabilities	228,516	224,067

Program rights payable, non-current	31,190	23,403
12% senior notes due 2008	134,700	120,200
Other long-term debt	8,909	7,901
Deferred tax, non-current	27,440	31,167
Other non-current liabilities	29,405	8,278

Minority interest	61,051	63,117

Shareholders’ equity:
Common Shares (authorized 75,000,000 issued 31,145,883 (31,016,834 in 2003) at par value €2.00)	62,034	62,292
Additional paid-in capital	669,835	672,592
Accumulated deficit	(444,749)	(430,525)
Unearned compensation	(1,499)	(1,612)
Treasury shares (997 common shares)	(28)	(28)
Accumulated other comprehensive loss	(7,526)	(6,868)
Total shareholders’ equity	278,067	295,851
Total liabilities and shareholders’ equity	€799,278	€773,984

SBS BROADCASTING SA

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(in thousands of euro)

	Six months ended June 30,
	2003	2004
Cash flows from operating activities:
Net income	€7,569	€14,224
Adjustments to reconcile net income to net cash provided by operating activities:
Revenue recorded in exchange for equity investments	(719)	(916)
Non-cash compensation	—	1,014
Depreciation and amortization	11,325	13,119
Equity in (income) loss from unconsolidated subsidiaries	(2,216)	1,297
Non-cash interest expense	789	540
Foreign exchange gain on long-term debt	(4,240)	(108)
Loss (gain) on extinguishments of debt	(109)	2,463
Investment (gain) losses, net	54	(2,789)
Minority interest in income	1,723	2,348
Changes in operating assets and liabilities, net of amounts acquired:
Accounts receivable	5,113	5,527
Accounts receivable, affiliates	(285)	(286)
Program rights inventory, net	4,069	(16,197)
Other current assets	(8,137)	(192)
Other non-current assets	(370)	(678)
Accounts payable and accrued expenses	2,846	(16,289)
Deferred income	517	(1,737)
Other liabilities	2,849	3,013
Cash provided by operating activities	20,778	4,353

Cash flows from investing activities:
Proceeds from sale of short-term investments	9,387	—
Cash capital expenditure	(10,385)	(13,846)
Payment for purchase of acquired business, net of cash acquired	(114)	(734)
Cash used in investing activities	(1,112)	(14,580)

Cash flows from financing activities:
Net change in short-term borrowings	(1,295)	—
Proceeds from issuance of common shares	—	1,889
Net change in restricted cash and cash in escrow	(3,026)	(242)
Payment of long-term debt	(8,224)	(18,424)
Payment of capital lease obligation	(112)	—
Cash used in financing activities	(12,657)	(16,777)

Effect of exchange rate changes on cash and cash equivalents	(2,044)	(281)

Net change in cash and cash equivalents	4,965	(27,285)

Cash and cash equivalents, beginning of period	67,040	245,836
Cash and cash equivalents, end of period	€72,005	€218,551

SBS BROADCASTING SA

OPERATING RESULTS BY SEGMENT (UNAUDITED)

(in thousands of euro)

		Three months ended June 30,		Six months ended June 30,
		2003	2004	2003	2004
Television segment
Net revenue:
TV Norge	(in Norway)	€14,160	€14,141	€26,259	€25,397
Kanal 5	(in Sweden)	23,409	23,236	42,595	43,384
TV Danmark and Kanal 5	(in Denmark)	10,644	11,519	20,249	21,240
VT4	(in Belgium)	14,819	17,443	25,816	31,433
SBS6, NET5 and Veronica	(in the Netherlands)	55,846	57,681	95,464	99,594
TV2	(in Hungary)	23,738	28,700	38,849	45,259
Broadcast Text and other		707	1,677	1,142	2,442
Total net revenue		143,323	154,397	250,374	268,749

Station operating expenses		94,832	94,512	181,565	183,291
Selling, general and administrative expenses		18,894	19,949	37,518	39,284
Depreciation and amortization		4,853	4,094	9,889	7,968
Total operating expenses		118,579	118,555	228,972	230,543
Income from operations		€24,744	€35,842	€21,402	€38,206

Radio segment
Net revenue:
Denmark		€3,613	€3,046	€6,581	€5,704
Sweden		2,426	5,010	4,153	8,269
Norway		—	2,666	—	4,472
Finland		4,408	4,461	7,620	7,386
Greece		1,162	1,326	1,854	2,359
Total net revenue		11,609	16,509	20,208	28,190

Station operating expenses		3,984	6,745	7,724	13,372
Selling, general and administrative expenses		4,627	8,633	8,597	15,471
Depreciation and amortization		737	1,624	1,436	3,063
Total operating expenses		9,348	17,002	17,757	31,906
Income (loss) from operations		€2,261	€(493)	€2,451	€(3,716)

Print segment
Net revenue		—	€16,301	—	€30,942

Station operating expenses		—	9,159	—	17,888
Selling, general and administrative expenses		—	2,846	—	5,162
Depreciation and amortization		—	1,060	—	2,088
Total operating expenses		—	13,065	—	25,138
Income from operations		—	€3,236	—	€5,804

Consolidated
Net revenue:		€154,932	€187,207	€270,582	€327,881
Income from operating segments		27,005	38,585	23,853	40,294
Corporate expenses		(3,452)	(3,466)	(6,551)	(6,903)
Non-cash compensation		—	(220)	—	(1,014)
Operating income		€23,553	€34,899	€17,302	€32,377

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	July 28, 2004

SBS BROADCASTING S.A.

		By:	/s/Markus Tellenbach
		Name:	Markus Tellenbach
		Title:	President and Chief Executive Officer